Exhibit 8.1

List of Principal Subsidiaries as of December 31, 2020

Subsidiary	Jurisdiction	Short Name

Almeyda Solar S.p.A.(1)	Chile	Almeyda Solar
Enel Distribución Chile S.A.	Chile	Enel Distribution
Enel Generación Chile S.A.	Chile	Enel Generation
Enel Green Power Chile S.A.	Chile	EGP Chile
Geotérmica del Norte S.A.	Chile	Geotérmica del Norte

(1)	As of January 1, 2021, Almeyda Solar S.p.A. was merged into Enel Green Power Chile